

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via Facsimile
Michael Rosenberger
Chief Executive Officer
American Restaurant Concepts, Inc.
12763 Clear Springs Drive
Jacksonville, FL 32225

> **Re: American Restaurant Concepts, Inc.**
> **Form 8-K Filed July 24, 2012**
> **File No. 000-54226**

Dear Mr. Rosenberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please file an amended Item 4.02 Form 8-K that specifically discloses the financial statement years or periods contained in the Form 10-K for the fiscal year ended December 26, 2010 that should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

2.   In your amended Form 8-K, please elaborate further on the nature and cause of the errors in the accounting treatment of the financial items affected. Please also clarify the other financial items impacted other than those you have already identified.

3.   Please tell us why you believe it is appropriate to present the restated financial statements in the Form 10-K for the fiscal year ended December 25, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding these comments.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant